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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 1

                                       TO

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                      and

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 GRIST MILL CO.
                                (Name of Issuer)

                         INTERNATIONAL HOME FOODS, INC.
                           IHF/GM HOLDING CORPORATION
                         IHF/GM ACQUISITION CORPORATION
                                   (Bidders)

      COMMON STOCK, $0.10 PAR VALUE (AND ASSOCIATED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   398629204
                     (CUSIP Number of Class of Securities)

                                M. KELLEY MAGGS
                         INTERNATIONAL HOME FOODS, INC.
                              1633 LITTLETON ROAD
                          PARSIPPANY, NEW JERSEY 07054
                                 (973) 359-9920
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                    Communications on Behalf of the Bidders)

                                    Copy to:

                                A. WINSTON OXLEY
                             VINSON & ELKINS L.L.P.
                           3700 TRAMMELL CROW CENTER
                                2001 ROSS AVENUE
                              DALLAS, TEXAS 75201
                                 (214) 220-7891

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

     IHF/GM Acquisition Corporation, a Delaware corporation ("Purchaser"), a direct wholly owned subsidiary of IHF/GM Holding Corporation, a Delaware corporation ("Parent"), and an indirect wholly owned subsidiary of International Home Foods, Inc., a Delaware corporation ("IHF"), Parent and IHF hereby amend and supplement the Tender Offer Statement on Schedule 14D-1 dated March 17, 1998 (as amended or supplemented from time to time, the "Schedule 14D-1"), which has been previously filed with the Securities and Exchange Commission, relating to the offer by Purchaser to purchase all outstanding shares of common stock ("Common Stock"), par value $0.10 per share, of Grist Mill Co., a Delaware corporation (the "Company"), including the associated stock purchase rights (the "Rights," and together with the shares of Common Stock, the "Shares"), at a price of $14.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 17, 1998, and the related Letter of Transmittal. All capitalized terms shall have the meanings assigned to them in the Schedule 14D-1, as amended to date, unless otherwise indicated herein.

ITEM 8. CERTAIN INFORMATION CONCERNING THE COMPANY.

     Item 8 of the Offer to Purchase is hereby amended and supplemented by the addition of the following immediately prior to the discussion under the heading "Available Information":

     Purchaser has been informed by the Company that on March 18, 1998, the Company expects to report the following financial results for the three and nine months ended February 28, 1998. For the three months ended February 28, 1998 and 1997, respectively, the Company had net earnings of $1.3 million or $0.19 per share of Common Stock and $549,000 or $0.08 per share of Common Stock, respectively, and sales of $25.2 million and $25.4 million, respectively. For the nine months ended February 28, 1998 and 1997, respectively, the Company had net earnings of $4.0 million or $0.58 per share of Common Stock and $1.6 million or $0.24 per share of Common Stock, respectively, and sales of $79.9 million and $80.4 million, respectively.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 1998                       IHF/GM ACQUISITION CORPORATION

                                            By:     /s/ ANDREW S. ROSEN
                                              ----------------------------------
                                              Name: Andrew S. Rosen
                                              Title:   Vice President

                                            IHF/GM HOLDING CORPORATION

                                            By:     /s/ ANDREW S. ROSEN
                                              ----------------------------------
                                              Name: Andrew S. Rosen
                                              Title:   Vice President

                                            INTERNATIONAL HOME FOODS, INC.

                                            By:     /s/ ANDREW S. ROSEN
                                              ----------------------------------
                                              Name: Andrew S. Rosen
                                              Title:   Vice President

                                            HICKS, MUSE, TATE & FURST EQUITY
                                            FUND III, L.P.

                                            By: HM3/GP Partners, L.P.

                                            By: Hicks, Muse GP Partners III,
                                                L.P.

                                            By: Hicks, Muse Fund III,
                                                Incorporated

                                            By:     /s/ ANDREW S. ROSEN
                                              ----------------------------------
                                              Name: Andrew S. Rosen
                                              Title:   Vice President

                                            HM3/GP PARTNERS L.P.

                                            By: Hicks, Muse GP Partners III,
                                                L.P.

                                            By: Hicks, Muse Fund III,
                                                Incorporated

                                            By:     /s/ ANDREW S. ROSEN
                                              ----------------------------------
                                              Name: Andrew S. Rosen
                                              Title:   Vice President

                                            HICKS, MUSE GP PARTNERS III, L.P.

                                            By: Hicks, Muse Fund III,
                                                Incorporated

                                            By:     /s/ ANDREW S. ROSEN
                                              ----------------------------------
                                              Name: Andrew S. Rosen
                                              Title:   Vice President

                                            HICKS, MUSE FUND III, INCORPORATED

                                            By:     /s/ ANDREW S. ROSEN
                                              ----------------------------------
                                              Name: Andrew S. Rosen
                                              Title:   Vice President

                                            THOMAS O. HICKS

                                                   /s/ THOMAS O. HICKS
                                            ------------------------------------
                                            By: David W. Knickel
                                                Attorney-in-Fact

                                 EXHIBIT INDEX

      EXHIBIT
      -------
          *(a)(1)     -- Offer to Purchase, dated March 17, 1998.
          *(a)(2)     -- Letter of Transmittal.
          *(a)(3)     -- Notice of Guaranteed Delivery.
          *(a)(4)     -- Letter to Brokers, Dealers, Commercial Banks, Trust
                         Companies and Other Nominees.
          *(a)(5)     -- Letter to Clients for use by Brokers, Dealers, Commercial
                         Banks, Trust Companies and Other Nominees.
          *(a)(6)     -- Guidelines for Certification of Taxpayer Identification
                         Number on Substitute Form W-9.
          *(a)(7)     -- Form of Summary Advertisement, dated March 17, 1998.
          *(a)(8)     -- Text of Press Release, dated March 11, 1998.
          *(b)(1)     -- Credit Agreement, dated as of November 1, 1996, as
                         amended and restated as of November 21, 1997, among IHF,
                         the several banks and other financial institutions or
                         entities from time to time parties thereto, Morgan
                         Stanley Senior Funding, Inc., as documentation agent,
                         Bankers Trust Company, as syndication agent, and The
                         Chase Manhattan Bank, as administrative agent, for the
                         lenders thereunder.
          *(b)(2)     -- Waiver No. 1, dated February 18, 1998, with respect to
                         the Credit Agreement.
          *(c)(1)     -- Agreement and Plan of Merger, dated March 10, 1998, among
                         Purchaser, Parent, IHF and the Company.
          *(c)(2)     -- Stockholder Agreement, dated March 10, 1998, among
                         Purchaser, Parent, the Company and the Selling
                         Stockholder.
          *(c)(3)     -- Form of Option Surrender Agreement, Release and Waiver
                         dated March 10, 1998, among the Company and holders of
                         options to acquire shares of the Company's Common Stock.
          *(c)(4)     -- Employment and Noncompetition Agreement, dated March 10,
                         1998, between IHF and the Selling Stockholder.
          *(c)(5)     -- Confidentiality Agreement, dated as of February 2, 1998, between IHF and the Company.
          *(c)(6)     -- Confidentiality Agreement, dated as of February 9, 1998, between IHF and the Company.
          *(c)(7)     -- Standstill Agreement, dated as of March 10, 1998, between
                         IHF and the Company.
           (d)        -- None.
           (e)        -- Not applicable.
           (f)        -- None.
          *(g)        -- Power of Attorney for Thomas O. Hicks.
          *(h)        -- Joint Filing Agreement, dated March 16, 1998, among
                         Purchaser, Parent, IHF, the Fund, HM3, HM GP, the Fund,
                         Inc., and Thomas O. Hicks.

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* previously filed